

Lisa Clarkin
Officer, Client Services
Telephone: 416.361.0930 ext.236
lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

October 4, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: ENERNORTH INDUSTRIES INC.
     Confirmation of Notice of Record and Meeting Dates   - Amended

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for EnerNorth Industries Inc.

1.   CUSIP - 29275G 10 1

2.   Date Fixed for the Meeting - November 7, 2006

3.   Record Date For Notice - September 18, 2006

4.   Record Date For Voting - September 18, 2006

5.   Beneficial Ownership Determination Date - September 18, 2006

6.   Classes or Series of Securities that entitle the
        holder to receive Notice of the Meeting - Common Shares

7.   Classes of Series of Securities that entitle the
        holder to vote at the meeting - Common Shares

8.   Business to be conducted at the meeting - Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

L Clarkin